September 14, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kari Jin

Re:	Comment Letter Dated September 1, 2006
Epicor Software Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-K/A for the Fiscal Year Ended December 31, 2005
Filed April 14, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
Filed August 9, 2006
File No. 0-20740

Ladies and Gentlemen:

We refer to Ms. Collins’ letter dated September 1, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005, the Form 10-K/A for the fiscal year ended December 31, 2005 and the Form 10-Q for the quarterly period ended June 30, 2006 of Epicor Software Corporation (the “Company”). The Company hereby requests an additional 10 business days to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by October 2, 2006.

If you have any questions, please do not hesitate to call Katharine Martin at Wilson Sonsini Goodrich & Rosati at (650) 565-3522.

Sincerely,

/s/ John D. Ireland
John D. Ireland
Sr. Vice President and General Counsel
Epicor Software Corporation